Exhibit 2.1

EXECUTION VERSION

AMENDMENT TO TRANSACTION AGREEMENT

This AMENDMENT TO TRANSACTION AGREEMENT (this “Amendment”), dated as of August 2, 2023, is by and between Livent Corporation, a Delaware corporation (“Livent”), and Allkem Limited, an Australian public company limited by shares (“Allkem”). Each of Livent and Allkem are referred to as a “Party,” and collectively, as the “Parties.”

WHEREAS, the Parties are parties to that certain Transaction Agreement, dated as of May 10, 2023 (the “Original Execution Date”), by and among Livent, Allkem, Allkem Livent plc (f/k/a Lighting-A Limited), a public limited company incorporated under the laws of the Bailiwick of Jersey, and subsequently joined by Lightning-A Merger Sub, Inc., a Delaware corporation (the “Agreement”);

WHEREAS, this Amendment is being entered into and delivered pursuant to Section 9.1(a) of the Agreement which provides that the Agreement may only be amended, modified or supplemented in a writing signed on behalf of each of Allkem and Livent; and

WHEREAS, the Parties desire to amend certain terms of the Agreement to the extent provided herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

Section 1. Defined Terms. Each capitalized term used herein but not defined herein has the meaning assigned to such term in the Agreement.

Section 2. Amendment to Certain Sections of the Agreement.

(a)       The second recital of the Agreement is hereby amended and restated as follows:

WHEREAS, in furtherance thereof, the Parties propose that, upon the terms and subject to the conditions set forth herein, in the Scheme and in the Deed Poll: (a) pursuant to the Scheme, each issued fully paid ordinary share of Anaconda on issue at the Scheme Record Date (the “Anaconda Shares”) will be exchanged for, (i) where the Anaconda Shareholder is (A) not an Anaconda Canadian Branch Shareholder unless they are a CDI Electing Anaconda Shareholder, (B) not a Share Electing Anaconda Shareholder and (C) the Sale Nominee, one New Topco CHESS Depositary Instrument (a “CDI”), with each CDI representing a beneficial ownership interest (but not legal title) in one ordinary share, par value $1.00 per share, of New Topco (a “New Topco Share”), or, (ii) where the Anaconda Shareholder (A) is a Share Electing Anaconda Shareholder or (B)(x) is an Eligible Anaconda Canadian Branch Shareholder and (y) is not a CDI Electing Anaconda Shareholder, in each case one New Topco Share, as set out in the Scheme (the “Scheme Consideration”), and (b) as promptly as practicable following the Scheme Implementation, U.S. Merger Sub shall merge with and into Lion (the “Merger”), with Lion surviving the Merger as a wholly owned Subsidiary of New Topco, pursuant to which each share of common stock, par value $0.001 per share, of Lion (the “Lion Shares”), other than the Lion Excluded Shares, shall be converted into the right to receive 2.406 New Topco Shares (such number, the “Merger Exchange Ratio”).

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(b)       Section 6.10(a)(ii) of the Agreement is hereby amended and restated as follows:

(ii)       The New Topco Board shall consist of 12 directors, six of whom shall be from the Anaconda Board of Directors and shall be nominated by Anaconda prior to the Scheme Effectiveness (the “Anaconda Nominees”) and six of whom (the “Lion Nominees”) shall be from the Lion Board of Directors, including the Chief Executive Officer of Lion as of immediately prior to the Effective Time, and shall be nominated by Lion prior to the Scheme Effectiveness.

(c)       The definition of the defined term “Scheme Implementation Date” in the Agreement is hereby amended and restated as follows:

“Scheme Implementation Date” means the date on which Scheme Implementation occurs, being the fifth ASX trading day after the Scheme Record Date, or such other date as may be agreed to in writing by Anaconda and Lion; provided, that Anaconda and Lion shall use their respective reasonable best efforts, after consulting with the Anaconda Share registry and the New Topco Share registry, to agree an earlier ASX trading day.

(d)       The definition of the defined term “Share Electing Anaconda Shareholder” in the Agreement is hereby amended and restated as follows:

“Share Electing Anaconda Shareholder” means an Anaconda Shareholder (other than an Anaconda Canadian Branch Shareholder) on the Scheme Record Date who is not an Ineligible Overseas Anaconda Shareholder and has made a Share Election.

(e)       The following definitions are hereby added to the Agreement as defined terms:

“Anaconda Canadian Branch Shareholder” means an Anaconda Shareholder who is entered in the Canadian branch register of the Anaconda Share Register as a holder of one or more Anaconda Shares.

“CDI Election” means a valid election for CDIs made pursuant to the terms of the Scheme.

“CDI Electing Anaconda Shareholder” means an Anaconda Canadian Branch Shareholder who (a) is not an Ineligible Overseas Anaconda Shareholder and (b) has made a CDI Election.

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“Eligible Anaconda Canadian Branch Shareholder” means an Anaconda Canadian Branch Shareholder on the Scheme Record Date who is not an Ineligible Overseas Anaconda Shareholder.

Section 3. Amendment to the New Topco Disclosure Letter. Section 1.01 to the New Topco Disclosure Letter is hereby amended and replaced in its entirety with the content of Schedule 1 hereto.

Section 4. Amendment to Exhibits. Exhibit D (Form of Scheme of Arrangement) to the Agreement is hereby amended and replaced in its entirety with the content of Exhibit D-1 hereto.

Section 5. Conforming Section References. All references and cross-references in the Agreement shall be deemed revised as necessary to be consistent with the revisions to the Agreement set forth in this Amendment.

Section 6. Effect of Amendment. From and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Agreement (or any schedule thereof) shall be deemed a reference to the Agreement (and such schedule) as amended hereby. The Parties agree that all references in the Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date. Except as and to the extent expressly modified by this Amendment, the Agreement is not otherwise being amended, modified or supplemented. The Agreement shall remain in full force and effect in accordance with its terms.

Section 7. Other Provisions. This Amendment hereby incorporates the provisions of Sections 9.1 (Amendment and Modification; Waiver), 9.8 (Interpretation), 9.9 (Counterparts), 9.10 (Entire Agreement; Third-Party Beneficiaries), 9.11 (Severability), 9.12 (Governing Law; Jurisdiction), 9.13 (Waiver of Jury Trial), 9.14 (Assignment) and 9.15 (Enforcement; Remedies; Limitation of Liability; Subsidiaries) of the Agreement as if fully set forth herein, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

LIVENT CORPORATION

By:	/s/ Paul Graves
Name:	Paul Graves
Title:	President and Chief Executive Officer

ALLKEM LIMITED

By:	/s/ Martín Pérez de Solay
Name:	Martín Pérez de Solay
Title:	Managing Director and CEO

[Signature Page to Amendment to Transaction Agreement]

Exhibit D-1

[Form of Scheme of Arrangement]

EXHIBIT D Scheme of Arrangement

Under section 411 of the Corporations Act

BETWEEN:

(1)	Allkem Limited (ACN 112 589 910) whose registered office is at Level 35, 71 Eagle Street, Brisbane QLD 4000 (Allkem);

(2)	Eligible Shareholders; and

(3)	Ineligible Overseas Shareholders.

PRELIMINARY MATTERS

(A)	Allkem is a public company limited by shares incorporated in Australia. It has its registered office at registered office is at Level 35, 71 Eagle Street, Brisbane QLD 4000. Allkem is admitted to the official list of ASX and Allkem Shares are quoted on the securities exchange operated by ASX and the TSX.

(C)	Livent Corporation (Livent) is a public corporation incorporated in Delaware, in the United States of America. It has its principal executive office at [●]. Livent stock is listed on NYSE.

(D)	New TopCo (New TopCo) is a public limited company incorporated under the laws of the Bailiwick of Jersey. It has its registered address at [●].

(E)	Allkem, Livent and New TopCo entered into the Transaction Agreement on or about 10 May 2023 to facilitate (among other things) the implementation of this Scheme as part of the Transaction.

(F)	By no later than the day that is one Business Day prior to the First Court Date, New TopCo will have executed the Deed Poll under which New TopCo will covenant in favour of the Eligible Shareholders and Ineligible Overseas Shareholders to perform the obligations attributable to it under this Scheme, including to provide the Scheme Consideration to Eligible Shareholders in accordance with the terms of this Scheme.

(G)	If this Scheme becomes Effective:

(a)	after the Scheme Record Date and prior to Scheme Implementation, all of the Ineligible Shares will be transferred to the Sale Nominee; and

(b)	on the Implementation Date:

(i)	New TopCo will provide the Scheme Consideration to Eligible Shareholders (including the Sale Nominee) in accordance with the terms of this Scheme and the Deed Poll;

(ii)	all of the Scheme Shares, and all of the rights and entitlements attaching to them as at the Implementation Date, will be transferred to New TopCo; and

(iii)	Allkem will enter New TopCo’s name in the Allkem Share Register as the holder of all of the Scheme Shares; and

(c)	following the Implementation Date, the Consideration CDIs issued to the Sale Nominee on Scheme Implementation in respect of the Ineligible Shares transferred to it under paragraph (a) will be sold by the Sale Nominee, with the net proceeds of such Consideration CDIs being paid to the Ineligible Overseas Shareholders on a pro-rata basis.

OPERATIVE PROVISIONS

1	INTERPRETATION

1.1	Definitions

The following definitions apply in this Scheme.

Allkem Canadian Branch Shareholder means an Allkem Shareholder entered in the Canadian branch register of the Allkem Share Register as a holder of one or more Allkem Shares.

Allkem Share means a fully paid ordinary share in Allkem.

Allkem Share Register means the register of members of Allkem maintained in accordance with the Corporations Act, and includes the Canadian branch register.

Allkem Share Registry means Computershare Investor Services Pty Limited ACN 078 279 277, and [Computershare Canada]1.

Allkem Shareholder means a person entered in the Allkem Share Register as a holder of one or more Allkem Shares and includes Allkem Canadian Branch Shareholders.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691), and, where the context requires, the securities exchange that it operates.

ASX Listing Rules means the official listing rules of ASX.

Business Day:

(a)	when used in relation to the Implementation Date and the Scheme Record Date, has the meaning given in the ASX Listing Rules; and

(b)	in all other cases, means any day other than:

(i)	a Saturday or a Sunday; or

(ii)	a day on which banking and savings and loan institutions are authorised or required by law to be closed in Perth, Western Australia, Australia, Brisbane, Queensland, Australia, the Bailiwick of Jersey or Philadelphia, Pennsylvania, United States of America.

CDI means a CHESS Depositary Interest, representing beneficial ownership of one New TopCo Share.

CDI Election means a validly completed notice by an Eligible Canadian Branch Shareholder requesting to receive the Scheme Consideration as Consideration CDIs instead of Consideration Shares.

CDI Electing Shareholder means an Eligible Canadian Branch Shareholder who has provided Allkem with a duly completed CDI Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

CDN means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities operated by ASX Settlement Pty Limited ABN 49 008 504 532.

Consideration CDI means a New TopCo CDI issued under this Scheme as Scheme Consideration.

1 Entity name for Canadian transfer agent to be confirmed.

Consideration Share means a New TopCo Share to be issued under this Scheme as Scheme Consideration.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia (Western Australian registry) or such other court of competent jurisdiction under the Corporations Act as may be agreed to in writing by Allkem and Livent.

Court Orders means the order or orders of the Court approving this Scheme under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act).

Deed Poll means the deed poll substantially in the form of Exhibit C to the Transaction Agreement, under which New TopCo covenants in favour of Eligible Shareholders and Ineligible Overseas Shareholders to perform the obligations attributed to New TopCo under this Scheme.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme.

Eligible Shareholder means:

(a)	a Scheme Shareholder who is not an Ineligible Overseas Shareholder; and

(b)	the Sale Nominee.

Eligible Canadian Branch Shareholder means an Eligible Shareholder who is an Allkem Canadian Branch Shareholder as at the Scheme Record Date.

Encumbrance means:

(a)	a Security Interest; or

(b)	an easement, restrictive covenant, caveat or similar restriction over property.

FIRB means the Australian Foreign Investment Review Board.

Governmental Entity means a government, government department or a governmental, semi-governmental, administrative, statutory or judicial entity, agency, authority, commission, department, tribunal, or person charged with the administration of a law or agency, whether in Australia or elsewhere, including the Australian Competition and Consumer Commission, ASIC, ASX, the Takeovers Panel, and any self-regulatory organisation established under statute or by ASX, or any applicable foreign equivalents of the specified bodies.

Ineligible Consideration CDIs has the meaning given in clause 4.4(f).

Ineligible Overseas Shareholder means an Allkem Shareholder whose Registered Address at the Scheme Record Date is a place outside of Australia and Argentina, British Virgin Islands, Canada, China, Hong Kong, Japan, Malaysia, New Zealand, Singapore, the United Kingdom and the United States (unless otherwise agreed by Allkem, Livent and New TopCo in writing, each acting reasonably) or any other jurisdictions agreed by Allkem, Livent and New Topco in writing as lawful and not unduly impracticable or onerous for New TopCo to issue such Allkem Shareholder New TopCo Shares or CDIs upon Scheme Implementation in accordance with the terms of this Agreement (each acting reasonably).

Ineligible Shares has the meaning given in clause 4.4(c).

Ineligible Share Transfer means a duly completed and executed proper instrument of transfer in respect of the Ineligible Shares for the purposes of section 1071B of the Corporations Act, in favour of the Sale Nominee, being a master transfer of all of the Ineligible Shares.

Merger means the proposed merger between US Merger Sub and Livent in accordance with the Transaction Agreement.

Net Proceeds means the total proceeds of sale of all of the Ineligible Consideration CDIs after the deduction of any applicable fees, brokerage, taxes and charges of the Sale Nominee reasonably incurred in connection with the sale of the Ineligible Consideration CDIs.

New TopCo Share means an ordinary share, par value of $[●], of New TopCo.

New TopCo Share Register means the register of shareholders of New TopCo.

NYSE means the New York Stock Exchange.

Registered Address means, in relation to an Allkem Shareholder, the address of the shareholder shown in the Allkem Share Register.

Sale Nominee means the nominee appointed by Allkem in accordance with clause 4.4 of this Scheme to sell the Ineligible Consideration CDIs under the terms of this Scheme (or any nominee of such person).

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Allkem, the Eligible Shareholders and the Ineligible Overseas Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by New TopCo, Livent and Allkem.

Scheme Consideration means the consideration to be provided by New TopCo to each Eligible Shareholder for the transfer of each Scheme Share under this Scheme, as set out in clause 4.

Scheme Effective Date means the date on which this Scheme becomes Effective.

Scheme Implementation means the implementation of this Scheme.

Scheme Implementation Date means the date on which Scheme Implementation occurs, being the fifth Business Day following the Scheme Record Date, or such other date as may be agreed to in writing by Allkem and Livent.

Scheme Meeting means the meeting of Allkem Shareholders (and any adjournment thereof) ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme.

Scheme Record Date means 7.00 pm (Sydney time) on the second Business Day after the Scheme Effective Date, or such other date and time as may be agreed to in writing by Allkem and Livent.

Scheme Share means:

(a)	each Allkem Share held by a Scheme Shareholder (other than an Ineligible Overseas Shareholder) as at the Scheme Record Date; and

(b)	each Allkem Share held by an Ineligible Overseas Shareholder and transferred to the Sale Nominee after the Scheme Record Date and prior to Scheme Implementation pursuant to clause 4.4 of this Scheme.

Scheme Shareholder means an Allkem Shareholder as at the Scheme Record Date, taking into account registration of all registrable transfers and transmission applications in accordance with clause 5.1.

Scheme Transfer means a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of New TopCo, being a master transfer of all of the Scheme Shares.

Second Court Date means the first day on which the Court hears an application for an order under section 411(4)(b) of the Corporations Act approving this Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Security Interest means any security interest, including:

(a)	a security interest that is subject to the Personal Property Securities Act 2009 (Cth);

(b)	any other mortgage, charge, pledge or lien; or

(c)	any other interest or arrangement of any kind that in substance secures the payment of money or the performance of an obligation, or that gives a creditor priority over unsecured creditors in relation to any property.

Share Electing Shareholder means an Eligible Shareholder (other than the Sale Nominee or an Eligible Canadian Branch Shareholder) who has provided Allkem with a duly completed Share Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

Share Election means a validly completed notice by an Eligible Shareholder (other than the Sale Nominee) requesting to receive the Scheme Consideration as Consideration Shares instead of Consideration CDIs.

Takeovers Panel means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Terms of Appointment means the deed or other document under which the Sale Nominee is appointed under clause 4.4 of this Scheme.

Transaction means this Scheme and the Merger (which is expected to become effective following Scheme Implementation in accordance with the Transaction Agreement).

Transaction Agreement means the transaction agreement dated on or about 10 May 2023 between Allkem, Livent and New TopCo relating to (among other things) Scheme Implementation.

TSX means the Toronto Stock Exchange.

Unclaimed Money Act means the Unclaimed Money Act 1990 (WA).

US Merger Sub means a Delaware corporation that will be formed after the date of the Transaction Agreement and that will ultimately be (but will not at any time prior to Scheme Implementation be) an indirect wholly-owned subsidiary of New TopCo and that is referred to as “U.S. Merger Sub” in the Transaction Agreement.

1.2	Rules for interpreting this Scheme

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this Scheme, except where the context makes it clear that a rule is not intended to apply.

(a)	A reference to:

(i)	a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a clause is to a clause of this Scheme;

(iii)	a document (including this Scheme) or agreement, or a provision of a document (including this Scheme) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iv)	a group of persons is a reference to any 2 or more of them jointly and to each of them individually;

(v)	a party to this Scheme, or to any other document or agreement, includes a permitted substitute or a permitted assign of that party;

(vi)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(vii)	any thing (including a right, amount, obligation or concept) includes each part of it.

(b)	A singular word includes the plural, and vice versa.

(c)	A word that suggests one gender includes the other genders.

(d)	If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The word officer has the same meaning as given by the Corporations Act.

(g)	A reference to A$, $ or dollar is to Australian currency.

(h)	A reference to time in this Scheme is a reference to Australian Western Standard Time, unless otherwise expressly specified.

(i)	Nothing in this Scheme is to be construed adversely to a party just because that party prepared this Scheme or prepared or proposed the relevant part of this Scheme.

1.3	Non–Business Days

If the day on or by which a person must do something under this Scheme is not a Business Day, the person must do it on or by the next Business Day.

2	CONDITIONS PRECEDENT

2.1	Conditions precedent to the Scheme

This Scheme is conditional upon, and will not become Effective unless and until, each of the following conditions precedent is satisfied.

(a)	As at 8.00 am on the Second Court Date, the conditions in Exhibit A of the Transaction Agreement (other than the conditions in paragraph 1(b) and 1(c) of Exhibit A of the Transaction Agreement) has been satisfied or waived in accordance with the terms of the Transaction Agreement.

(b)	Prior to 8.00 am on the Second Court Date, neither the Transaction Agreement nor the Deed Poll has been terminated in accordance with their terms.

(c)	The order of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act, subject to such alterations or conditions being agreed in accordance with clause 3.3) approving this Scheme comes into effect pursuant to section 411(10) of the Corporations Act on or before either or both of the Transaction Agreement and the Deed Poll are terminated in accordance with their respective terms.

2.2	Certificates

(a)	Before 8.30 am on the Second Court Date:

(i)	Allkem must provide to the Court:

(A)	a certificate, in the form of a deed, confirming whether or not, in respect of matters within Allkem’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied

(B)	a certificate from Livent, in the form of a deed, confirming whether or not, in respect of matters within Livent’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied; and

(ii)	New TopCo must provide to the Court a certificate, in the form of a deed, confirming whether or not, in respect of matters within New TopCo’s knowledge, the conditions precedent in clause 2.1(a) and 2.1(b) have been satisfied.

(b)	The certificates referred to in clause 2.2(a) constitute conclusive evidence that the conditions precedent in clauses 2.1(a) and 2.1(b) have been satisfied.

2.3	Scheme Effective Date

Subject to clause 2.1, this Scheme takes effect on the Scheme Effective Date.

2.4	When Scheme will lapse

Unless Allkem, New TopCo and Livent otherwise agree in writing (and, if required, as approved by the Court), this Scheme will immediately lapse and be of no further force or effect if, without limiting any rights under the Transaction Agreement either or both of the Transaction Agreement and the Deed Poll are terminated in accordance with their respective terms.

3	THE SCHEME

3.1	Lodgement of copy of Court Order with ASIC

Allkem must lodge with ASIC an office copy of the Court Orders in accordance with section 411(10) of the Corporations Act:

(a)	as soon as possible after the date on which the Court makes the Court Orders and in accordance with the time limit set out in item 10 of Appendix 7A of the ASX Listing Rules; or

(b)	on such other Business Day and by such other time as agreed to in writing by Livent and Allkem.

3.2	Transfer of Scheme Shares

On the Scheme Implementation Date:

(a)	subject to New TopCo taking the steps to provide the Scheme Consideration which it is required to take on the Scheme Implementation Date under clause 4, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Scheme Implementation Date, will be transferred to New TopCo without the need for any further act by any Scheme Shareholder or the Sale Nominee (other than acts performed by Allkem or its directors and officers as attorney and agent for the Scheme Shareholders and the Sale Nominee under this Scheme) by:

(i)	Allkem delivering to New TopCo a duly completed registrable Scheme Transfer to transfer the Scheme Shares to New TopCo, which Scheme Transfer has been duly executed by Allkem (or any of its directors and officers) as the attorney and agent of each Eligible Shareholder as a transferor under clauses 6.2 and 6.4; and

(ii)	New TopCo duly completing and executing the Scheme Transfer as transferee and delivering the Scheme Transfer to Allkem for registration; and

(b)	immediately following receipt of the Scheme Transfer in accordance with clause 3.2(a)(ii), Allkem must:

(i)	attend to registration of the Scheme Transfer; and

(ii)	enter or procure the entry of the name and address of New TopCo in the Allkem Share Register as the holder of all of the Scheme Shares.

3.3	Alteration or condition to Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, and those alterations or conditions have been agreed to in writing by each of Allkem, Livent and New TopCo:

(a)	Allkem may, by its counsel, consent on behalf of all persons concerned, including each Scheme Shareholder (and, to avoid doubt, the Sale Nominee), to those alterations or conditions; and

(b)	each Scheme Shareholder (and, to avoid doubt, the Sale Nominee) agrees to any such alterations or conditions that counsel for Allkem has consented to.

4	SCHEME CONSIDERATION

4.1	Elections by Eligible Shareholders

(a)	Each Eligible Shareholder (other than the Sale Nominee and the Eligible Canadian Branch Shareholders) may become a Share Electing Shareholder by providing Allkem with a duly completed Share Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

(b)	Each Eligible Canadian Branch Shareholder may become a CDI Electing Shareholder by providing Allkem with a duly completed CDI Election before 7.00 pm (Sydney time) on the day that is three Business Days prior to the Scheme Record Date.

(c)	To avoid doubt, a Share Election or CDI Election submitted by an Ineligible Overseas Shareholder will be of no force or effect.

4.2	Entitlement to Scheme Consideration

(a)	On the Scheme Implementation Date, in consideration for the transfer to New TopCo of Scheme Shares under the terms of this Scheme, each Eligible Shareholder will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares in accordance with this clause 4.

(b)	Subject to clauses 4.3 to 4.7, the Scheme Consideration to be provided to each Eligible Shareholder will be:

(i)	where the Eligible Shareholder is:

(A)	not a Share Electing Shareholder;

(B)	not an Eligible Canadian Branch Shareholder unless the Eligible Shareholder is a CDI Electing Shareholder; or

(C)	the Sale Nominee,

1 Consideration CDI for each Scheme Share; and

(ii)	where the Eligible Shareholder is:

(A)	a Share Electing Shareholder; or

(B)	an Eligible Canadian Branch Shareholder who is not a CDI Electing Shareholder; and

in either case, is not the Sale Nominee, 1 Consideration Share for each Scheme Share.

4.3	Provision of Scheme Consideration

Subject to clauses 4.4 to 4.7, New TopCo must:

(a)	on the Scheme Implementation Date (or, in the case of sub-paragraphs (C), (D), (E) and (F) of clause 4.3(a)(iii), by no later than the Business Day following the Scheme Implementation Date):

(i)	issue to each Eligible Shareholder (or procure the issue to each Eligible Shareholder of) the applicable Scheme Consideration in accordance with this Scheme;

(ii)	in the case of Scheme Consideration that is required to be provided to Eligible Shareholders in the form of Consideration Shares, procure that the name and address of each relevant Eligible Shareholder is entered in the New TopCo Share Register as the holder of the applicable Consideration Shares (being the name and Registered Address of the relevant Eligible Shareholder as at the Scheme Record Date); and

(iii)	in the case of Scheme Consideration that is required to be provided to Eligible Shareholders in the form of Consideration CDIs:

(A)	issue to CDN (or to a custodian who will hold the New TopCo Shares on CDN's behalf) to be held on trust that number of New TopCo Shares that will enable CDN to issue Consideration CDIs as contemplated by this clause 4.3;

(B)	procure that the name and address of CDN or of its custodian (as applicable) is entered into the New TopCo Share Register in respect of those New TopCo Shares underlying the Consideration CDIs, and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New TopCo Shares is sent to CDN;

(C)	procure that CDN issues to each relevant Eligible Shareholder the number of Consideration CDIs to which it is entitled under this clause 4.3; and

(D)	procure that the name and address of each relevant Eligible Shareholder is entered in the records maintained by CDN or its custodian (as applicable) or both, as the holder of the Consideration CDIs issued to that Eligible Shareholder;

(E)	in the case of each such Eligible Shareholder who held Scheme Shares on the CHESS subregister, procure that the Consideration CDIs are held on the CHESS subregister; and

(F)	in the case of each such Eligible Shareholder who held Scheme Shares on the issuer sponsored subregister, the Consideration CDIs are held on the issuer sponsored subregister; and

(b)	no later than one Business Day after the Scheme Implementation Date, send or procure the dispatch to each Eligible Shareholder, to their Registered Address as at the Scheme Record Date (or, in the case of the Sale Nominee, as specified in the Ineligible Share Transfer), a securities certificate, holding statement or allotment confirmation representing the Consideration Shares or Consideration CDIs (as applicable) issued to that Eligible Shareholder.

4.4	Ineligible Overseas Shareholders

(a)	New TopCo has no obligation to issue, and will not issue, any Scheme Consideration under this Scheme to any Ineligible Overseas Shareholder.

(b)	Allkem must:

(i)	prior to the First Court Hearing, appoint the Sale Nominee;

(ii)	ensure that, under the Terms of Appointment, the Sale Nominee irrevocably undertakes to and is otherwise obliged to do all such things required by this clause 4.4 of this Scheme (including, but not limited to, under clause 4.4(c)); and

(iii)	procure that the Sale Nominee:

(A)	performs all acts attributed to it under this clause 4.4; and

(B)	otherwise does all things necessary to give effect to this clause 4.4.

(c)	After the Scheme Record Date, and prior to Scheme Implementation, all of the Allkem Shares which were held by Ineligible Overseas Shareholders as at the Scheme Record Date (each an Ineligible Share and together the Ineligible Shares), together with all rights and entitlements attaching to those Ineligible Shares, will be transferred to the Sale Nominee:

(i)	without the need for any further act by any Ineligible Overseas Shareholder (other than acts performed by Allkem or its directors or officers as attorney and agent for the Ineligible Overseas Shareholders); and

(ii)	on the basis that, if (1) the Scheme lapses under clause 2.4, or (2) Scheme Implementation has not occurred within 5 Business Days after the Scheme Record Date (or such later time determined by Allkem in its sole discretion), (each a Return Event), the Sale Nominee must return the Ineligible Consideration Shares to the relevant Ineligible Overseas Shareholders as soon as reasonably practicable (and in any event, no later than 15 Business Days after the date on which Allkem gives written notice of the Return Event to the Sale Nominee) without any cost incurred by or fee payable to the Ineligible Overseas Shareholder.

(d)	Allkem must procure that the Sale Nominee accepts the transfer of the Ineligible Shares under clause 4.4(c) by immediately executing the Ineligible Share Transfer as transferee and delivering it to Allkem for registration.

(e)	In order to give effect to the transfer of Ineligible Shares to the Sale Nominee under clause 4.4(c), Allkem will:

(i)	as attorney and agent for each Ineligible Overseas Shareholder, execute the Ineligible Share Transfer provided under clause 4.4(d); and

(ii)	register the transfer of the Ineligible Shares to the Sale Nominee and enter the name of the Sale Nominee in the Allkem Share Register in respect of all of the Ineligible Shares transferred under clause 4.4(c).

(f)	Allkem must procure that the Sale Nominee, and must enforce its contractual rights to ensure that the Sale Nominee:

(i)	sells the CDIs issued as Scheme Consideration in respect of the Ineligible Shares (Ineligible Consideration CDIs) (on ASX or off-market) as soon as reasonably practicable and in any event no more than 15 Business Days after the Scheme Implementation Date, in the manner, and on the terms, the Sale Nominee determines in good faith (and at the risk of the Ineligible Overseas Shareholder); and

(ii)	as soon as reasonably practicable and in any event no more than 10 Business Days after settlement of all the sales of the Ineligible Consideration CDIs under clause 4.4(f)(i), remits to Allkem the Net Proceeds.

(g)	Promptly after receipt of the Net Proceeds, Allkem must pay each Ineligible Overseas Shareholder, or procure the payment to each Ineligible Overseas Shareholder of, such proportion of the Net Proceeds to which that Ineligible Overseas Shareholder is entitled (rounded down to the nearest cent), to be determined in accordance with the following formula:

where:

𝑨 = (𝑩/C ) × 𝑫

A = the proportion of the Net Proceeds to which that Ineligible Overseas Shareholder is entitled;

B = the number of Ineligible Shares transferred to the Sale Nominee in respect of that Ineligible Overseas Shareholder;

C = the total number of Ineligible Shares that were transferred to the Sale Nominee; and

D = the Net Proceeds.

(h)	The Net Proceeds will be payable to Ineligible Overseas Shareholders in Australian dollars.

(i)	Each Ineligible Overseas Shareholder acknowledges and agrees that:

(i)	none of Allkem, Livent, New TopCo or the Sale Nominee give any assurance as to the price or foreign exchange rate that will be achieved for the sale of the Ineligible Consideration CDIs described in clause 4.4(f); and

(ii)	Allkem, Livent, New TopCo and the Sale Nominee each expressly disclaim any fiduciary duty to any Ineligible Overseas Shareholder that may arise in connection with this clause 4.4.

(j)	Allkem must pay or procure that each Ineligible Overseas Shareholder is paid any amounts owing under clause 4.4(g) by either (in the absolute discretion of Allkem):

(i)	where an Ineligible Overseas Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Allkem Share Registry to receive dividend payments from Allkem by electronic funds transfer to a bank account nominated by the Ineligible Overseas Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election; or

(ii)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Ineligible Overseas Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Overseas Shareholder (in the case of joint holders, the cheque will be drawn in the name of the joint holders and dispatched in accordance with the procedures set out in clause 4.6(b)).

(k)	Each Ineligible Overseas Shareholder appoints Allkem, and each director and officer of Allkem, as its agent to receive on its behalf any financial services guide (or similar or equivalent document) and any other notices (including any updates of those documents) that the Sale Nominee is required to provide to Ineligible Overseas Shareholders under the Corporations Act or any other applicable law.

(l)	Payment of the relevant amounts calculated in accordance with clauses 4.4(g) to an Ineligible Overseas Shareholder in accordance with this clause 4.4 satisfies in full New TopCo’s obligations to the Ineligible Overseas Shareholder under this Scheme in respect of the Scheme Consideration.

4.5	Other ineligible Scheme Shareholders

(a)	Where the issue of Scheme Consideration to which an Eligible Shareholder would otherwise be entitled under this Scheme would result in a breach of law:

(i)	New TopCo will issue the maximum possible Scheme Consideration to that Eligible Shareholder without giving rise to such a breach; and

(ii)	any further Scheme Consideration to which that Eligible Shareholder is entitled, but the issue of which to that Eligible Shareholder would give rise to such a breach, will instead be issued to the Sale Nominee and dealt with under clause 4.4, as if:

(A)	references to "Ineligible Overseas Shareholders" also included that Eligible Shareholder; and

(B)	references to "Ineligible Consideration CDIs" also included any of that Eligible Shareholder’s Scheme Consideration that has been issued to the Sale Nominee.

(b)	Where the issue of Scheme Consideration to the Sale Nominee under this Scheme would result in a breach of law, Allkem must use its reasonable best efforts to appoint another person as the Sale Nominee in accordance with clause 4.4.

4.6	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any Scheme Consideration will be issued to and registered in the names of the joint holders; and

(b)	any other document required to be sent under this Scheme will be forwarded to the holder whose name appears first in the Allkem Share Register as at the Scheme Record Date or to the joint holders.

4.7	Orders of a court or Governmental Entity

(a)	If New TopCo or Allkem (or the Allkem Share Registry) receives written notice of an order or direction made by a court of competent jurisdiction or by a Governmental Entity that:

(i)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Eligible Shareholder, which would otherwise be payable or required to be issued to that Eligible Shareholder by Allkem or New TopCo in accordance with this clause 4 (including in connection with any withholding or deduction under clauses 4.7(b)), then Allkem or New TopCo (as applicable) will be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(ii)	prevents Allkem or New TopCo from providing consideration to any particular Scheme Shareholder in accordance with this clause 4, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Allkem or New TopCo (as applicable) will be entitled to:

(A)	in the case of any Ineligible Overseas Shareholder, retain an amount, in Australian dollars, equal to the relevant Ineligible Overseas Shareholder's share of any proceeds of sale received by Allkem pursuant to clause 4.4; and

(B)	not issue (or, in the case of Allkem, direct New TopCo not to issue), or issue (or, in the case of Allkem, direct New TopCo to issue) to a permitted trustee or nominee, such Scheme Consideration as that Scheme Shareholder would otherwise be entitled to under clause 4.3, until such time as provision of the consideration in accordance with this clause 4 is permitted by that (or another) order or direction or otherwise by law.

(b)	New TopCo and Allkem (as applicable) may deduct and withhold from any consideration that would otherwise be provided to a Scheme Shareholder in accordance with this clause 4, any amount that New TopCo or Allkem (as applicable) determines is required to be deducted and withheld from that consideration under any applicable law, including any order, direction or notice made or given by a court of competent jurisdiction or by another Government Entity.

(c)	To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes under this Scheme as having been paid to the person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing agency.

(d)	To avoid doubt, any payment or retention by Allkem or New TopCo (as applicable) under clauses 4.7(a), 4.7(b) and 4.7(c) will constitute the full discharge of New TopCo’s obligations under clause 4.3 with respect to the amount so paid or retained until, in the case of clause 4.7(a)(ii), the amount is no longer required to be retained.

4.8	Consideration Shares to rank equally

New TopCo covenants in favour of Allkem (in its own right and on behalf of each Eligible Shareholder and each Ineligible Overseas Shareholder) that:

(a)	the Consideration Shares to be issued (including the New TopCo Shares underlying the Consideration CDIs) as the Scheme Consideration will, on issue:

(i)	be duly issued and fully paid in accordance with applicable laws and the memorandum and articles of association of New TopCo;

(ii)	be free from any Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise, or restriction on transfer of any kind, other than as provided for in the memorandum and articles of association of New TopCo or as required under applicable law; and

(iii)	rank equally in all respects, including for future dividends, with all existing New TopCo Shares then on issue; and

(b)	it will apply for, or has applied for:

(i)	the listing of the Consideration Shares on the NYSE, subject to official notice of issuance;

(ii)	admission of New TopCo to the official list of ASX (as a foreign exempt listing) commencing on the Business Day following the Scheme Effective Date; and

(iii)	official quotation of the Consideration CDIs on ASX, subject to customary conditions, commencing:

(A)	on the Business Day following the Scheme Effective Date (or such later day as ASX may require) until the Scheme Implementation Date, on a deferred settlement basis; and

(B)	on the Business Day following the Scheme Implementation Date, on an ordinary (T+2) basis.

4.9	Unclaimed monies

(a)	Allkem may cancel a cheque issued under clause 4.4(j)(ii) if the cheque:

(i)	is returned to Allkem; or

(ii)	has not been presented for payment within 6 months after the date on which the cheque was sent.

(b)	During the period of 12 months commencing on the Scheme Implementation Date, on request in writing from a Scheme Shareholder to Allkem (or the Allkem Share Registry) (which request may not be made until the date that is 20 Business Days after the Scheme Implementation Date), Allkem must reissue a cheque that was previously cancelled under clause 4.9(a).

(c)	The Unclaimed Money Act will apply in relation to any Scheme Consideration that becomes "unclaimed money" (as defined in section 6 of the Unclaimed Money Act).

4.10	Title to and rights in Scheme Shares

(a)	Immediately upon the provision of the Scheme Consideration to each Eligible Shareholder in accordance with this clause 4, New TopCo will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Allkem of the name and address of New TopCo in the Allkem Share Register as the holder of the Scheme Shares.

(b)	To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares) transferred under this Scheme to New TopCo will, at the time of transfer to New TopCo, vest in New TopCo free from all:

(i)	Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise; and

(ii)	restrictions on transfer of any kind.

(c)	To avoid doubt, notwithstanding clause 4.10(a), to the extent that clause 4.7(a) applies to any Eligible Shareholder, New TopCo will be beneficially entitled to any Scheme Shares held by that Eligible Shareholder immediately upon compliance with clause 4.7 on the Scheme Implementation Date as if New TopCo had provided the Scheme Consideration to that Eligible Shareholder.

5	DEALINGS IN ALLKEM SHARES

5.1	Allkem Share dealings that are recognised

To establish the identity of the Scheme Shareholders, dealings in Allkem Shares (or other alterations to the Allkem Share Register) will be recognised only if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Allkem Share Register as the holder of the relevant Allkem Shares as at the Scheme Record Date; and

(b)	in all other cases, registrable transfers or transmission applications in respect of those dealings, or valid requests in respect of other alternations, are received by the Allkem Share Registry at or before the Scheme Record Date, and Allkem must not accept for registration, nor recognise for any purpose (except a transfer to New TopCo pursuant to this Scheme and any subsequent transfer by New TopCo or its successors in title, or a transfer in accordance with clause 4.4(c) to the Sale Nominee), any transfer or transmission application or other request in respect of Allkem Shares received after the Scheme Record Date, or received prior to the Scheme Record Date but not in registrable or actionable form.

5.2	Allkem to register transfer and transmission applications

Allkem must register registrable transfers and transmission applications of the kind referred to in clause 5.1(b) by the Scheme Record Date, provided that, for the avoidance of doubt, nothing in this clause 5.2 requires Allkem to register a transfer that would result in an Allkem Shareholder holding a parcel of Allkem Shares that is less than a "marketable parcel" (within the meaning given to that term in the operating rules of ASX).

5.3	Transfers received after Scheme Record Date not recognised

If this Scheme becomes Effective, each Scheme Shareholder (and any person claiming through any Scheme Shareholder) must not dispose of or transfer, or purport or agree to dispose of or transfer, any Scheme Share or any interest in them after the Scheme Record Date, other than pursuant to this Scheme (including as contemplated in clause 4.4(c)), and any such disposal or transfer, purported disposal or transfer or attempted disposal or transfer will be void and of no legal effect whatsoever and Allkem must disregard any disposal, transfer or transmission application in respect of Scheme Shares received after the Scheme Record Date (to avoid doubt, except for pursuant to the Ineligible Share Transfer contemplated by clause 4.4(c)).

5.4	Allkem to maintain Allkem Share Register to determine entitlements

(a)	In order to determine entitlements to the Scheme Consideration, Allkem must maintain, or procure the maintenance of, the Allkem Share Register in accordance with this clause 5 until the Scheme Consideration has been paid to Scheme Shareholders and New TopCo has been entered into the Allkem Share Register as the holder of the Scheme Shares.

(b)	The Allkem Share Register in this form will solely determine entitlements to the Scheme Consideration.

5.5	Holding statements no effect from Scheme Record Date

(a)	All holding statements for Allkem Shares (other than any holding statements (1) in favour of the Sale Nominee with respect to the Ineligible shares or (2) in favour of New TopCo) will cease to have effect as documents of title (or evidence thereof) after the Scheme Record Date.

(b)	Each entry on the Allkem Share Register at and from the Scheme Record Date (other than those entries in respect of New TopCo or a transfer in accordance with clause 4.4(c) to the Sale Nominee) will cease to have any effect other than as evidence of an entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

5.6	Allkem to provide contact information for Scheme Shareholders

Allkem must ensure that, as soon as practicable after the Scheme Record Date (and in any event by 8.00 am on the day that is two Business Days after the Scheme Record Date), New TopCo is given details of the name, Registered Address and holding of Allkem Shares of each Eligible Shareholder in the form New TopCo reasonably requires.

5.7	Suspension of trading

Allkem will apply to ASX to suspend trading of Allkem Shares on ASX with effect from the close of trading on the Scheme Effective Date.

5.8	Termination of official quotation

Allkem will apply:

(a)	to ASX, for:

(i)	removal of Allkem from the official list of ASX; and

(ii)	termination of the official quotation of Allkem Shares on ASX;

with effect on and from the close of trading on the trading day immediately following the Scheme Implementation Date, or such other date as Livent and Allkem may agree, acting reasonably, following consultation with ASX; and

(b)	to TSX for the delisting of Allkem from TSX with effect on and from the close of trading on the Scheme Effective Date, or such other date as Livent and Allkem may agree, acting reasonably, following consultation with TSX.

6	GENERAL PROVISIONS

6.1	Allkem giving effect to the Scheme

Allkem must do all things (including executing all documents), and must ensure that its employees and agents do all things (including executing all documents), that are necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

6.2	Scheme Shareholders' agreements and consents

Each Scheme Shareholder and the Sale Nominee irrevocably:

(a)	agrees for all purposes to:

(i)	in the case of Ineligible Overseas Shareholders, the transfer of their Ineligible Shares to the Sale Nominee;

(ii)	in the case of Eligible Shareholders:

(A)	become a member of New TopCo;

(B)	in the case of Eligible Shareholders who are issued Consideration CDIs pursuant to this Scheme, to have their name entered in the records maintained by CDN or its custodian (as applicable) or both, as the holder of CDIs;

(C)	in the case of Eligible Shareholders who are issued Consideration Shares pursuant to this Scheme, to have their name registered in the New TopCo Share Register as a holder of New TopCo Shares; and

(D)	be bound by the memorandum of association and articles of association of New TopCo; and

(iii)	in the case of Eligible Shareholders, the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to New TopCo,

in each case, in accordance with this Scheme;

(b)	agrees for all purposes and to the extent permitted by law, that all instructions, notifications or elections made by the Scheme Shareholder or the Sale Nominee to Allkem (binding or deemed to be binding between the Scheme Shareholder and Allkem) relating to Allkem or its securities (except for tax file numbers), including instructions, notifications or elections relating to:

(i)	whether distributions or dividends are to be paid by cheque or into a specific account; and

(ii)	notices or other communications from Allkem,

will, except to the extent determined otherwise by New TopCo in its sole discretion, be deemed from the Scheme Implementation Date to be a binding instruction, notification or election (as applicable) made by the Scheme Shareholder or the Sale Nominee (as applicable) to New TopCo in respect of any New TopCo Shares provided to the Scheme Shareholder or the Sale Nominee (as applicable), until and unless that deemed instruction, notification or election is revoked or amended by the Scheme Shareholder or the Sale Nominee giving written notice to New TopCo share registry;

(c)	agrees to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted by or resulting from, and in accordance with, this Scheme;

(d)	acknowledges that this Scheme binds Allkem, all Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting) and the Sale Nominee;

(e)	consents to Allkem, New TopCo and Livent doing all things (including executing all deeds, instruments, transfers or other documents) as may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it; and

(f)	acknowledges and agrees that Allkem, as agent of each Scheme Shareholder and of the Sale Nominee, may sub–delegate its functions under this Scheme to any of its directors and officers, jointly and severally, in each case, without the need for any further act by the Scheme Shareholder or the Sale Nominee (as applicable).

6.3	Scheme Shareholders' warranties

(a)	Each Scheme Shareholder and the Sale Nominee is taken to have warranted to Allkem and New TopCo (and, in the case of an Ineligible Overseas Shareholder, to the Sale Nominee), and to have appointed and authorised Allkem as its attorney and agent to warrant to New TopCo (and, in the case of an Ineligible Overseas Shareholder, to the Sale Nominee), that:

(i)	all their Allkem Shares (including any rights and entitlements attaching to their Allkem Shares) that are transferred under this Scheme will, at the time of their transfer, be fully paid and free from all:

(A)	Encumbrances, pledges and interests of third parties of any kind, whether legal or otherwise; and

(B)	restrictions on transfer of any kind;

(ii)	they have full power and capacity to transfer their Allkem Shares to New TopCo (or, in the case of Ineligible Overseas Shareholders, to the Sale Nominee), together with any rights and entitlements attaching to those Allkem Shares, under this Scheme; and

(iii)	as at the Scheme Record Date, they have no existing right to be issued any other Allkem Shares or any other form of securities in Allkem.

(b)	Allkem undertakes in favour of each Scheme Shareholder (and, in the case of an Ineligible Overseas Shareholder, for the Sale Nominee) that it will provide such warranty to New TopCo as agent and attorney of each Scheme Shareholder.

6.4	Appointment of Allkem as attorney of Scheme Shareholders and Sale Nominee

On and from the Scheme Effective Date, each Scheme Shareholder and the Sale Nominee, without the need for any further act, irrevocably appoint Allkem and each of its directors and officers, jointly and severally, as its attorney and agent to:

(a)	execute any document or do any other act necessary, expedient or incidental to give full effect to this Scheme and the transactions contemplated by it, including executing and delivering the Scheme Transfer under clause 3.2 and the Ineligible Share Transfer under clause 4.4; and

(b)	enforce the Deed Poll against New TopCo,

and Allkem accepts such appointment in respect of itself and on behalf of each of its directors and officers.

6.5	Appointment of New TopCo as agent, attorney and sole proxy in respect of Scheme Shares

Immediately upon the provision of the Scheme Consideration to each Eligible Shareholder, until New TopCo is registered as the holder of all Scheme Shares in the Allkem Share Register, each Eligible Shareholder:

(a)	irrevocably appoints New TopCo as its attorney and agent (and directs New TopCo as its attorney and agent to appoint any of the directors and officers of New TopCo as its sole proxy and, where applicable, corporate representative, of that Eligible Shareholder) to:

(i)	attend shareholders' meetings of Allkem;

(ii)	exercise the votes attaching to the Scheme Shares registered in the name of the Eligible Shareholder; and

(iii)	sign any Allkem Shareholders' resolution (whether in person, by proxy or by corporate representative);

(b)	must take all other action in the capacity of a registered holder of Scheme Shares as New TopCo reasonably directs;

(c)	undertake not to attend or vote at any shareholders' meetings of Allkem or sign any Allkem Shareholders' resolution (whether in person, by proxy or by corporate representative) other than pursuant to clause 6.5(a); and

(d)	acknowledges and agrees that in exercising the powers conferred by clause 6.5(a), New TopCo and any director, officer or agent nominated by New TopCo may act in the best interests of New TopCo as the intended registered holder of the Scheme Shares.

6.6	Binding effect of Scheme

(a)	This Scheme binds Allkem, all of the Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting) and the Sale Nominee and, to the extent of any inconsistency, overrides the constitution of Allkem.

(b)	Any covenant from any Scheme Shareholder or the Sale Nominee in favour of New TopCo or any obligation owed by any Scheme Shareholder or the Sale Nominee to New TopCo will be enforceable by New TopCo against such person directly and, to the extent necessary, may enforce such rights through Allkem as party to the Scheme.

6.7	No liability when acting in good faith

Neither Allkem nor New TopCo, nor any of their respective directors, officers, secretaries or employees will be liable under the Scheme or the Deed Poll for anything done or omitted to be done in good faith in the performance of this Scheme or the Deed Poll.

6.8	Deed Poll

Allkem undertakes in favour of each Scheme Shareholder and in favour of the Sale Nominee to enforce the Deed Poll against New TopCo for and on behalf of each Scheme Shareholder and the Sale Nominee.

6.9	Notices

(a)	Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Allkem, it will be deemed to be received on the date (if any) on which it is actually received at Allkem's registered office or at the Allkem Share Registry and on no other date.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by an Allkem Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

6.10	Stamp duty

New TopCo will pay all stamp duty (if any) and any related interest, fines, fees and penalties payable on, or in connection with, the transfer of the Ineligible Shares to the Sale Nominee and of the Scheme Shares to New TopCo pursuant to this Scheme.

6.11	Governing law

(a)	This Scheme and any dispute arising out of or in connection with the subject matter of this Scheme is governed by the laws of Western Australia.

(b)	Each party irrevocably submits to the jurisdiction of the Federal Court of Australia (Western Australian registry) and of the courts competent to determine appeals from that court with respect to any proceedings that may be brought at any time arising out of or in connection with the subject matter of this Scheme. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in any inconvenient forum.